

March 31, 2009

Via U.S. Mail and Fax 44 207 496 4242

Dr. Byron E. Grote
Chief Financial Officer
BP p.l.c.
1 St James's Square
London SW1Y 4PD
United Kingdom

> **Re:** **BP p.l.c.**
> **Form 20-F for the Fiscal Year Ended 2008**
> **Filed March 4, 2009**
> **File No. 001-06262**

Dear Dr. Grote:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Russia

TNK-BP, page 23

1.   We note your disclosure regarding the January 9, 2009 "final agreement on amendments to the shareholder agreement with your Russian partners in TNK-BP" and the related

disclosure under Note 26 to the financial statements.   Please file the amended shareholder agreement or advise why you believe that it does not need to be filed pursuant to Item 19 of the Form 20-F.

Legal Proceedings, page 89

2.   We note your disclosure that, in January 2009, "the TNK-BP shareholders resolved, or agreed a process for resolving, all outstanding claims between them, including those relating to Russian back taxes." Please provide us with the status of any such outstanding claims and the timeframes contemplated for resolving such claims.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey L. McNeil at (202) 551-3392 or me at (202) 551-3740 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director